UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                         SCHEDULE 13D/A

            Under the Securities Exchange Act of 1934
                    (Amendment No.   9    )*


NAME OF ISSUER:  The Diana Corporation

TITLE OF CLASS OF SECURITIES:  Common Stock, $1.00 Par Value

CUSIP NUMBER:  809180-10-2

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS:

               Richard Y. Fisher
               1221 East Donges Court
               Bayside, WI  53217
               (414) 352-3046

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT:  01/27/97

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or
(4), check the following box ___.

Check the following box if a fee is being paid with the statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE l3D


CUSIP No.   809180-10-2                         Page 2 of 4 Pages


1.   NAME OF REPORTING PERSON:  Richard Y. Fisher
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) ___
                                                        (b)  X

3.   SEC USE ONLY


4.   SOURCE OF FUNDS:  PF


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)  ____.


6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7.   SOLE VOTING POWER:  458,455

     8.   SHARED VOTING POWER:  2,187

     9.   SOLE DISPOSITIVE POWER:  458,455

     10.  SHARED DISPOSITIVE POWER:  2,187


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON:  460,642


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES  ____.


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  8.3%


14.  TYPE OF REPORTING PERSON:  IN

CUSIP No.   809180-10-2                         Page 3 of 4 Pages


Item 1.   Security and Issuer.

          This amendment relates to the shares of Common Stock, $1.00 par value per share ("Shares"), of Diana. The principal executive offices of Diana are located at 8200 West Brown Deer
Road, Suite 200, Milwaukee, Wisconsin 53223.

Item 2.   Identity and Background.

          This amendment is being filed by Richard Y. Fisher
("Fisher").  Mr. Fisher's business address is 1221 East Donges
Court, Bayside, Wisconsin 53217. Mr. Fisher is a self-employed attorney. He is a U.S. citizen.

          During the last five years, Mr. Fisher has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          In the past, Mr. Fisher has used personal funds in connection with his acquisition of Shares.

Item 4.   Purpose of Transaction.

          Mr. Fisher's sale of approximately 39% of his holdings is for the purpose of diversifying his investments. Mr. Fisher may, among other things, acquire additional Shares (in open market or privately negotiated transactions or otherwise), or dispose of Shares on terms acceptable to Mr. Fisher from time to time.

          Except as set forth herein, Mr. Fisher has no current plan or proposal with respect to any of the matters set forth in paragraphs (a)-(j) of Item 4 of Schedule 13D, but Mr. Fisher reserves all rights with respect to any future plans or proposals.

CUSIP No.   809180-10-2                         Page 4 of 4 Pages


Item 5.   Interest in Securities of the Issuer.

     (a)-(b) Information concerning Mr. Fisher's beneficial ownership of Shares is incorporated herein from Items 7-10, 11 and 13 of the cover page of this amendment. Mr. Fisher's ownership includes 275,378 shares covered by presently exercisable stock options.

     (c) Mr. Fisher has disposed of 100,000 shares of common stock of The Diana Corporation during the past 60 days as detailed below:

                               Number of     Sales Price
                     Date      of Shares      Per Share
                     ----      ---------     -----------
                   12/18/96     100,000        $ 28.00
                   01/27/97     300,000          15.50

     (d)-(e)   Not applicable.


Item 6. Contracts, Arrangements, Understandings and Relationships with Respect to Securities of the Issuer.

          Not applicable.

Item 7.   Material to be Filed as Exhibits.

          Not applicable.


Signature

          After reasonable inquiry, to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 28, 1997                    /s/ Richard Y. Fisher